EXHIBIT (a)(5)(xii)

May 25, 2001
Contact: Norine Lyons
Tel 703 876 3190
Fax 703 876 3186
nlyons@generaldynamics.com

DOJ Requests Additional Information on General Dynamics
Plan To Acquire Newport News Shipbuilding

FALLS CHURCH, VA — General Dynamics (NYSE: GD) and Newport News Shipbuilding Inc. (NYSE: NNS) announced that they intend to comply promptly with a request received today from the U.S. Department of Justice for additional information under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 with regard to General Dynamics’ planned acquisition of Newport News Shipbuilding.

The waiting period under Hart-Scott-Rodino will expire 10 days after General Dynamics substantially complies with the request, unless it is extended by court order or by the consent of General Dynamics and Newport News Shipbuilding.

On May 4, 2001 General Dynamics commenced a cash tender offer for all outstanding shares of common stock (including associated rights) of Newport News Shipbuilding for $67.50 per share. The tender offer is scheduled to expire at midnight, EDT, on Friday, June 1, 2001, unless the offer is extended. Subject to the provisions of its merger agreement with Newport News Shipbuilding, General Dynamics intends to extend the tender offer until expiration or termination of the Hart-Scott-Rodino waiting period.

Newport News Shipbuilding designs and constructs nuclear-powered aircraft carriers and submarines for the U.S. Navy and provides life-cycle services for ships in the Navy fleet. The company employs nearly 17,000 people and has annual revenues of approximately $2 billion. More information about the company can be found at www.nns.com.

General Dynamics, headquartered in Falls Church, Virginia, employs approximately 46,000 people worldwide and anticipates 2001 sales of approximately $11.5 billion. The company has leading market positions in business aviation, information systems, shipbuilding and marine systems, and land and amphibious combat systems. More information about the company can be found on the World Wide Web at www.generaldynamics.com.

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of Newport News Shipbuilding. The Tender Offer Statement, as amended (including an offer to purchase, a related letter of transmittal and other offer documents) filed by General Dynamics with the SEC and the Solicitation/Recommendation Statement, as amended, filed by Newport News Shipbuilding contain important information that should be read carefully before any decision is made with respect to the offer.

The offer to purchase, the related letter of transmittal and certain other documents, as well as the Solicitation/Recommendation Statement, as amended, will be made available at no charge to all stockholders of Newport News. The Tender Offer Statement, as amended (including the offer to purchase, the related letter of transmittal and all other offer documents filed with the SEC) and the Solicitation/Recommendation Statement, as amended, will also be available at no charge at the SEC’s website at www.sec.gov.